SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 40644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2017   AND ENDING   12/31/2017

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEB Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 33rd Floor

                               (No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Kjelldorff   (212) 907 - 4617

                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

                            (Name -- if individual, state last, first, middle name)

1301 Avenue of the Americas	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                              contained in this form are not required to respond unless the form displays
                              a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____Robin Kjelldorff_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SEB Securities, Inc._____, as of _____December 31_____,20__17__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

EVELYN MARTINEZ
Notary Public, State of New York
No. 01MA6267792
Qualified in Richmond County
Commission Expires August 20, 2020

_____
Notary Public

_____
Signature

FinOp
_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CohnReznick LLP
cohnreznick.com

CohnReznick
ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm

To the Stockholder
SEB Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SEB Securities, Inc. (a wholly owned subsidiary of SEB AB) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

CohnReznick LLP

New York, New York
February 26, 2018

1

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

FINANCIAL STATEMENT

Statement of Financial Condition

December 31, 2017

ASSETS		
Cash	$	18,073,996
Receivables from broker-dealers and clearing broker, including clearing deposit of $100,000		8,326,256
Taxes receivable		481,888
Deferred tax asset		396,757
Due from Parent		6,173,835
Collateral on stock borrowed		27,042,666
Other assets		311,839
Total assets	$	60,807,237

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued compensation	$	638,224
Payable to customers		7,945,539
Accounts payable and accrued liabilities		520,827
Collateral due to Parent		27,042,666
Total liabilities		36,147,256
Commitments and contingencies (Note 6)		
Stockholder's equity		
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares		10
Additional paid-in capital		2,505,973
Retained earnings		22,153,998
Total stockholder's equity		24,659,981
Total liabilities and stockholder's equity	$	60,807,237

*See accompanying Notes to Financial Statement

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
December 31, 2017

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1. Nature of operations

SEB Securities, Inc. (the "Company") is a wholly owned subsidiary of Skandinaviska Enskilda Banken AB (publ) ("SEB AB" or the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as financial advisory services in connection with trans-Atlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a receipt versus payment/delivery versus payment basis. The Company also executes and clears U.S. securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2017.

The Company's cash at December 31, 2017 was held at two financial institutions. More than half of the Company's stockholder's equity is held in one bank account and, therefore, is subject to the credit risk at the financial institution that holds the account. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Receivables from and Payable to Broker-Dealers

From time to time the Company will have a receivable from and payable to broker-dealers that will consist primarily of failed-to-deliver/failed-to-receive transactions with an affiliate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into U.S. dollar amounts using the average exchange rates.

Furniture, Equipment and Leasehold Improvements

The Company shares furniture, equipment and leasehold improvements with SEB NY (see Note 3). It also leases equipment from a third party vendor.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
December 31, 2017

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2. Summary of significant accounting policies (continued)

Commission Income

The Company earns commissions from customers' securities transactions. Commission income and related clearing costs are recorded on a trade-date basis.

Underwriting Income

Underwriting income includes underwriting fees, which the Company earns for its participation with its affiliates in initial public offerings. Such revenues are recognized in the statement of income, net of expenses, when the services related to the underlying transaction are completed under the terms of the agreement or contract.

Securities Finance Income

The Company earns securities finance income in accordance with a revenue sharing agreement based on its participation in securities lending transactions as part of a global trading book with several affiliated entities. Each transaction involves borrowing securities from one counterparty and lending to a second counterparty, which may be either an affiliate in the global book or a third party. As a result, revenues cannot be directly assigned to individual members of the global book. Revenues are therefore allocated to the Company and other members in the global book based on relative trader compensation of the member firms.

The firm also engages in conduit, or principal, securities borrowing and lending activities involving U.S. institutional counterparties whereby the Company borrows fully-paid U.S. securities from a U.S.-based institutional lender (in exchange for the provision of collateral to the lender) and, then, on-lends such securities to SEB AB (in exchange for the receipt of collateral from SEB AB, as borrower). The Company receives, as consideration for its conduit lending activities, a credit spread between its borrowing cost and its lending fee.

Capital Markets Income

The Company markets capital market products to U.S. investors. The buy and sell side of each trade is executed together to ensure the Company does not own or maintain an inventory, and revenue is recognized for the gain or loss on trading activity on a trade-date basis.

Interest Income

The Company earns interest income primarily on cash balances which is recognized on an accrual basis.

Short-term Incentive Compensation ("STI")

Short-term incentive compensation is expensed in the period granted. However at the discretion of the Company, a portion may be deferred over three years (see Note 4). As such, the Company's statement of financial condition includes the full effect of the STI awarded and liability for unpaid deferred amounts within 'accounts payable and accrued liabilities.'

Other Income

Other income consists of research services provided by the Company to third parties. Research services are provided to various customers. All other income items are billed as services are provided and revenue is recognized as earned.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
December 31, 2017

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2. Summary of significant accounting policies (continued)

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application was not permitted.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statement and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
December 31, 2017

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2. Summary of significant accounting policies (continued)

Long-term Incentive Compensation ("LTI")

Long-term incentive compensation cost is measured at the date of grant based on the current fair value of the award at date of grant and is recognized as expense on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (the "vesting period") (see Note 4). On older (closed) plans the award was settled through purchases of Parent stock in the open market. As such, the Company accrued a liability over the vesting period, which is included in 'accounts payable and accrued liabilities' on the statement of financial condition. At the same time, the Parent agreed to contribute capital to cover all payouts under the plans. Each prior period, the Company recorded a contribution and receivable from the Parent until payouts are made under the programs. The receivable was included in 'Due from Parent' on the statement of financial condition.

Long-term incentive compensation cost on active plans is measured on the current fair value of the award at date of grant and is recognized as a probable expense on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (the "vesting period") (see Note 4). These plans are settled in cash through the normal payroll process and as such, the Company accrues a liability over the vesting period, which is included in 'accounts payable and accrued liabilities' on the statement of financial condition.

Income Taxes

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of December 31, 2017.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
December 31, 2017

___

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liabilities Subordinated to Claims of General Creditors

In June 2014, the Company entered into a subordinated revolving note agreement for a maximum $10 million with its Parent which matures in 2020. There were no draws on the subordinated revolving note agreement during 2017.

3. Related party transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office Agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. The research costs are allocated to the Company predicated on the number of sales staff in New York to the Parent's total sales staff, and trading and settlement expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. Additionally, information technology costs are separately allocated based on usage and contractual agreements.

At December 31, 2017, the Company had a receivable from its Parent of approximately $6,428,000 for trading commissions, fee income, and reimbursements, as well as a payable to the Parent for clearing fees of approximately $102,000, and $150,000 for pension costs which are reported net in the statement of financial condition.

The Company operates under service level agreements with a branch of the Parent, Skandinaviska Enskilda Banken New York ("SEB NY"), under which the Company agreed to reimburse the branch for finance, accounting, information technology, operations and other support costs ("Allocated Costs") provided by SEB NY to the Company. SEB NY also sponsors the 401(k) plan in which the Company's employees participate.

The Company shares office space with SEB NY (see Note 6), which includes sharing furniture and certain equipment. There were no amounts due at December 31, 2017 under the lease agreement.

Transactions among the various parties are not presumed to be at arm's length and therefore the amounts involved are not necessarily the same as what might prevail in transactions among non-related parties.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
December 31, 2017

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4. Employee Compensation Programs

The Company's remuneration is based on three major components: base pay, variable pay and pension/benefits. Variable pay is all compensation that is not predetermined to any size or amount. Variable pay includes both short-term incentive ("STI") and long-term incentive ("LTI") programs.

Short Term Incentive Program ("STI")

Based on the performance of the Company, Parent, and the individual, the Company may award Short Term Incentives to select staff. These are cash awards in accordance with applicable regulations and expensed at the time the award was granted. A portion of some awards will be deferred and evenly paid out over three years as long as the performance criteria are met. As of December 31, 2017, there was no deferred STI and approximately $232,000 of accrued STIs are included within the statement of financial condition.

Long Term Incentive Program ("LTI")

Each year the Company may offer one or more long-term equity-based incentive programs which have multi-year financial impact. The Parent manages each plan and may make the payouts under the plans dated prior to 2015. Company employees can be invited to participate in an LTI plan, as long as the employee meets plan criteria and remains employed by the Company. The financial impact is reported within the financial statement. The programs' key features and 2017 financial implications are as follows:

- **Share Deferral Program ("SDP")**
    - Offered to a small number of selected senior executives.
    - Participants are granted an individual number of Conditional Share Rights ("CSR").
    - One Conditional Share Right shall correspond to the fair value of the volume weighted average price for one SEB Class A-share.
    - The programs are based on performance and have a vesting period of three years.
    - Settlement to the employee is in cash through the normal payroll process.

To account for the SDP plans, the estimated total cost is calculated based on the current fair value of the CSR at date of grant and expensed evenly over the vesting period until fully vested. The estimated cost of the plans for the year ended December 31, 2017 was approximately $238,000 and is included in 'employee compensation and benefits' on the statement of income. As of December 31, 2017, the total accrued expense to date is approximately $345,000 and is included in 'accrued compensation' in the statement of financial condition.

Equity Settled Long Term Incentive Program ("LTI")

The program for 2014 was equity based and booked as a contribution for Head Office. As of, December 31, 2017 all employees entitled to this program had left SEB and no longer entitled to this benefit, hence there is a Capital adjustment for reduction in equity program of US$55,262.00.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
Year-Ended December 31, 2017

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5. Income taxes

The tax-effected components of deferred income tax assets consisted of the following at December 31, 2017:

State net operating loss carryforwards	$	190,413
Temporary Differences		206,344
Gross deferred tax asset		396,757
Valuation Allowance		-
Deferred tax assets	$	**396,757**

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; (3) creating the base erosion anti-abuse tax, a new minimum tax; (4) creating a new limitation on deductible interest expense; and (5) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, the Company has recorded a decrease related to deferred tax assets and deferred tax liabilities of $97,000 as of December 31, 2017.

The Company files a federal income tax return and is included in the combined New York State and New York City income tax returns of the U.S. branch of the "Parent" beginning in the tax year ended December 31, 2015. The Company's effective federal tax rate differs from the statutory rate primarily due to the effects of state and local taxes, prior year adjustments and the effects of tax reform as noted above.

As of December 31, 2017, the Company's gross deferred tax asset of approximately $397,000 is primarily the result of differences in the recognition of accruals for financial and tax reporting purposes as well as New York State net operating losses.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

Notes to Financial Statement
Year-Ended December 31, 2017

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6. Commitments and contingencies

Operating Leases

The Company leases its office space under an operating lease with SEB NY which commenced in December, 2013. Subsequent lease attachments have been for one-year extensions. The aggregate future minimum annual rental payments for 2018 are approximately $362,400.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranty which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

7. Pension plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible U.S. employees.

8. Off-balance-sheet risk and concentration of credit risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a receive versus payment/delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions.

These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

Pursuant to a clearance agreement, the Company introduces the majority of its U.S. dollar trades to a clearing broker on a fully-disclosed basis. All of the customers' cash balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Notes to Financial Statement
Year-Ended December 31, 2017

In addition, the receivables from the clearing broker are pursuant to this clearance agreement and include a clearing deposit of $100,000.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Standard. Under this method, the Company's net capital, as defined, shall not be less than $250,000. At December 31, 2017, the Company had net capital of approximately $15,914,000 which exceeded the required minimum net capital by approximately $15,664,000.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."